UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025 (Report No. 4).

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

Private Placement Offering

On July 30, 2025, IM Cannabis Corp. (the “Company”) entered into subscription agreements (the “Subscription Agreements”) for a private placement financing with certain investors (the “Offering”). Under the Subscription Agreements, the investors have agreed to purchase an aggregate of 2,050,000 units (each a “Unit”, and collectively, the “Units”) at a purchase price of C$2.74 per Unit. Each Unit consists of one common share of the Company, no par value per share (the “Common Shares”), or one common share pre-funded warrant in lieu thereof (the “Pre-Funded Warrants”), and one common share purchase warrant (the “Warrants”).

The Offering amount and Unit price were calculated based on the official exchange rate as of July 21, 2025, of 1 USD = 1.3713 CAD (USD/ILS = 3.3550; CAD/ILS = 2.4465) as published on the website of the Bank of Israel (the “Exchange Rate”).

Each Warrant entitles its holder to purchase one Common Share (each, a “Warrant Share”) at an exercise price of C$3.43 per Warrant Share, became exercisable immediately upon issuance and for a period of sixty (60) months from its issuance. If the Warrants are not exercised by the applicable expiry date, the Warrants will expire and be of no further force or effect. The Warrants and the Warrant Shares may not be traded for a period of four (4) months, unless permitted under applicable securities legislation.

Each Pre-Funded Warrant entitles its holder to purchase one Common Share (each, a “Pre-Funded Share”) at a price of C$0.00001 per Pre-Funded Share, became exercisable immediately upon issuance and may be exercised at any time until exercised in full. The Pre-Funded Warrants and the Pre-Funded Warrant Shares may not be traded for a period of four (4) months, unless permitted under applicable securities legislation.

The Offering resulted in gross proceeds to the Company of C$5,622,522, which the Company intends to use for general working capital, repayment of existing indebtedness and general corporate purposes. The Offering closed on July 30, 2025.

Pursuant to the Subscription Agreement, the Company has agreed to file a resale registration statement on Form F-3 (or other available form) (the “Registration Statement”) providing for the resale by the purchasers of the Common Shares, the Warrant Shares, the Pre-Funded Shares and the Finder’s Warrant Shares (as defined below) within thirty (30) calendar days of the Closing Date. The Company also agreed to use commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable, but in no event later than the date, which shall be either: (i) in the event that the U.S. Securities and Exchange Commission does not review the Registration Statement, sixty (60) calendar days after the Closing Date, or (ii) in the event that the U.S. Securities and Exchange Commission reviews the Registration Statement, ninety (90) days after the Closing Date.

The foregoing summaries of the Subscription Agreements, the Warrants and the Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to the Form of Subscription Agreement (Non-US Investors), Form of Subscription Agreement (US Investors), Form of Common Warrant and Form of Pre-Funded Warrant, which are attached as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

Advisory Agreement

In connection with the Offering, on July 31, 2025, the Company entered into a Consulting Agreement (the “Consulting Agreement”) with Pure Equity Ltd. (“Pure Equity”), pursuant to which Pure Equity provided the Company with consulting services related to the Offering. In consideration of the consulting services, the Company issued to Pure Equity a warrant (the “Finder’s Warrant”) to purchase up to 140,000 common shares of the Company (the “Finder’s Warrant Shares”). In addition, pursuant to the Consulting Agreement, Pure Equity shall be entitled to a one-time cash payment of $260,000 plus applicable taxes.

The Finder’s Warrant has an exercise price of US$2.50 per Finder’s Warrant Share, became exercisable immediately upon issuance and for a period of sixty (60) months following its issuance. The Finder’s Warrant and the Finder’s Warrant Share may not be traded for a period of four (4) months, unless permitted under applicable securities legislation.

The foregoing summaries of the Advisory Agreement and the Finder’s Warrant do not purport to be complete and are qualified in their entirety by reference to the Advisory Agreement and the Form of Finder’s Warrants, which are attached as Exhibits 99.5 and 99.6, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

The securities described herein have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Press Release

On July 31, 2025, the Company issued a press release titled: “IM Cannabis Closes Private Placement for Gross Proceeds of Approximately US$4.1 Million”. A copy of this press release is furnished herewith as Exhibit 99.7.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Form of Subscription Agreement (Non-US Investors)
99.2	Form of Subscription Agreement (US Investors)
99.3	Form of Common Warrant
99.4	Form of Pre-Funded Warrant
99.5	Advisory Agreement, dated July 31, 2025, by and between the Company and Pure Equity
99.6	Form of Finder’s Warrant
99.7	Press Release, dated July 31, 2025, titled “IM Cannabis Closes Private Placement for Gross Proceeds of Approximately US$4.1 Million”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: July 31, 2025	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director